Exhibit 99.1
MARKET RELEASE
Director Dealings

Johannesburg, 4 March 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW)in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements ("the Listings Requirements") hereby advises shareholders that Messrs NJ Froneman and C Keyter, Chief Executive Officer and Chief
Financial Officer of Sibanye Stillwater Limited have retained and/ or sold Performance Shares which were granted on 1 March 2017 (“the Grant Date”) in terms of The Sibanye Stillwater Limited 2017 Share
Plan. Performance Shares awarded to Messrs Froneman and Keyter were sold in order to settle the associated tax liability.

Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 2 March 2020
Number of Shares 242 155
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R8 004 118,72
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares awarded on 1 March 2017
Transaction Date 2 March 2020
Number of Shares 278 610
Class of Security Ordinary Shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R9 209 091,357
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863

Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date

In addition, Neal Froneman has bought call options over 2,976,548 Sibanye-Stillwater shares with a strike price of R33.35 expiring on 8 October 2020. This new trade done at a premium effectively buys back upside to a previous collar transaction that was executed as part of a funding arrangement, in such a manner that is structure is no longer capped and now retains full upside to the SSW share price.
Name
Position
:
:
Neal Froneman
Chief Executive Officer
Company : Sibanye Stillwater Limited
Date of transaction : 2 March 2020
Date of expiry of the collar : 8 October 2020
Class of securities : Ordinary shares
Nature of transaction :
Off-market Purchase of call options
over 2,976,548 Sibanye-Stillwater shares
with a strike price of R33.35 and expiring
on 8 October 2020
Nature of interest : Direct beneficial

Name
C Keyter
Position Chief Financial Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 2 March 2020
Number of Shares 150 756
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R4 983 043,60
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares awarded on 1 March 2017
Transaction Date 2 March 2020
Number of Shares 173 451
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
R32.2250
R34.4000
R33.0537
Total Value R5 733 197,32
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Dealing in securities by a director of major subsidiary
In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised that Dr Richard Stewart, Executive Director of Stillwater Mining Company and a prescribed officer of the Company has retained and/ or sold Performance Shares which were granted on 1 March
2017 (“the Grant Date”) in terms of The Sibanye Stillwater Limited 2017 Share Plan. Performance Shares
awarded to Mr Stewart were sold in order to settle the associated tax liability.
Name
RA Stewart
Position
Executive Director of Stillwater Mining Company and EVP:
Business Development
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares to cover associated
tax liability
Transaction Date 2 March 2020
Number of shares 115 211
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R3 808 149,83
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
RA Stewart
Position
Executive Director of Stillwater Mining Company and EVP:
Business Development
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares awarded on 1 March 2017
Transaction Date 2 March 2020
Number of shares 132 556
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
R32.2250
R34.4000
R33.0537
Total Value R4 381 466,26
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date

Dealing in securities by prescribed officers of the Company

In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised that the following prescribed officers of the Company have retained and/ or sold
Performance Shares which were granted on 1 September 2016 and 1 March 2017 (“the Grant Date”)
in terms of The Sibanye Stillwater Limited 2017 Share Plan. Performance Shares awarded were sold in order to settle the associated tax liability.

Name
JD Mostert
Position EVP: Organisational Effectiveness
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares awarded on
1 March 2017
Transaction Date 2 March 2020
Number of shares 184 959
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R6 113 579,30
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
H Dikgale
Position EVP: Legal and Compliance
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares to cover associated
tax liability
Transaction Date 2 March 2020
Number of shares 85 844
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R2 837 461,82
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date

Name
H Dikgale
Position EVP: Legal and Compliance
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares awarded on 1 March 2017
Transaction Date 2 March 2020
Number of shares 98 768
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R3 264 647,84
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
S Bessit
Position EVP: SA Gold Operations
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares to cover associated
tax liability
Transaction Date 2 March 2020
Number of shares 80 879

Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R2 673 350,20
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
S Bessit
Position EVP: SA Gold Operations
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares awarded on 1 March 2017
Transaction Date 2 March 2020
Number of shares 93 055
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R3 075 812,05
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
T Nkosi
Position EVP: Corporate Affairs
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares awarded on
1 September 2016
Transaction Date 2 March 2020
Number of shares 12 711
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R420 145,58
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
T Nkosi
Position EVP: Corporate Affairs
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares to cover associated
tax liability
Transaction Date 2 March 2020
Number of shares 76 915
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
R32.2250
R34.4000
R33.0537
Total Value R2 542 325,34
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date

Name
T Nkosi
Position EVP: Corporate Affairs
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares awarded on 1 March 2017
Transaction Date 2 March 2020
Number of shares 88 494
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R2 925 054,13
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
W Robinson
Position EVP: Group Technical
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares to cover associated
tax liability
Transaction Date 2 March 2020
Number of shares 96 511
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R3 190 045,64
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
W Robinson
Position EVP: Group Technical
Nature of interest Direct and Beneficial
Nature of transaction Retention of performance shares awarded on 1 March 2017
Transaction Date 2 March 2020
Number of shares 111 041
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value R3 670 315,90
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
Name
R van Niekerk
Position EVP: SA Platinum Operations
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of performance shares awarded on 1 March
2017
Transaction Date 2 March 2020
Number of shares 243 325
Class of Security Ordinary shares

Market Price per share:
Low –
High –
sell price -

R32.2250
R34.4000
R33.0537
Total Value
R8 042 791,55
Vesting Period
The Performance Shares vest on the third anniversary of the
Grant Date
In addition, Robert van Niekerk has entered into a new financing structure in which 257 732 of Mr van
Niekerk’s ordinary shares were pledged and subject to scrip lending, security loan of R7.7 million, have been used as collateral under this arrangement.
Name
Position
:
:
Robert Van Niekerk
EVP: SA Platinum Operations
Company
:
Sibanye Stillwater Limited
Date of transaction
:
28 February 2020
Date of expiry of the collar
:
1 March 2021
Class of securities
:
Ordinary shares
Nature of transaction
:
Off-market collar arrangement over 257
732 ordinary shares of the Company with
a put strike price of R30.00 and a call
strike price of R39.00
Nature of interest
:
Direct beneficial
Clearance obtained
:
Yes
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.
Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited’s (trading as Sibanye-Stillwater)
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785), and the Form
F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019
(SEC File no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project;
the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of
Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold,
PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies;
the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).